Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of Entity:
Prana Biotechnology Limited

ABN:
37 080 699 065

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	a) Ordinary Shares b) Unlisted Options c) Unlisted Options d) Unlisted Options e) Unlisted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 7,129,919 b) 1,188,323 c) 1,188,323 d) 431,992 e) 431,992

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

a)  Pari Passu with existing Ordinary Shares (PBT)
b)  Unlisted options exercisable at $0.37 on or before 31 October 2010.
c)  Unlisted options exercisable at $0.43 on or before 30 November   2010.
d)  Unlisted options exercisable at $0.37 on or before 31 October 2010.
e)  Unlisted options exercisable at $0.43 on or before 30 November 2010.

+ See chapter 19 for defined terms.
1/1/2003

Appendix 3B
New issue announcement

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•  the date from which they do
•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
a) Yes b) Yes, upon exercise c) Yes, upon exercise d) Yes, upon exercise e) Yes, upon exercise

5	Issue price or consideration	a) AUD$0.285 per share b) Free attaching 1 for 6 c) Free attaching 1 for 6 d) Nil e) Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
a)  Issued as per resolution 1 approved by shareholders at the General Meeting held on 15 October 2007
b)  Issued as per resolution 1 approved by shareholders at the General Meeting held on 15 October 2007
c)  Issued as per resolution 1 approved by shareholders at the General Meeting held on 15 October 2007
d)  In lieu of consulting fees
e)  In lieu of consulting fees

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	180,419,484	Ordinary Shares (PBT)

+ See chapter 19 for defined terms.
1/1/2003

Appendix 3B
New issue announcement

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

ASX Code	Number	Class of Securities			Issued under an ESOP
		Security Type	Exercise Price	Expiry Date
PBTAM	3,320,000	Unlisted warrants	US$8.00 per warrant into 1 ADR (PRAN) (1 ADR = 10 Ordinary Shares (PBT))	4 June 2009	-
PBTAK	380,000	Unlisted options	US$5.00 per option into 1 ADR (PRAN) (1 ADR = 10 Ordinary Shares (PBT))	17 December 2012	2004 US ADS Plan
PBTAW	2,677,500	Unlisted options	$nil	30 June 2010	2004 ASX Plan
PBTAY	1,100,000	Unlisted options	AU$0.50	17 December 2007	2004 ASX Plan
PBTAA	4,352,893	Unlisted options	AU$0.446	30 November 2009	-
PBTAB	1,330,000	Unlisted options	$nil	7 August 2014	2004 ASX Plan
PBTAC	2,200,000	Unlisted options	$nil	31 July 2009	2004 ASX Plan
PBTAD	620,762	Unlisted options	$nil	31 December 2011	2004 ASX Plan
New class	5,248,913	Unlisted options	$0.37	31 October 2010	-
New class	5,248,913	Unlisted options	$0.43	30 November 2010	-

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

+ See chapter 19 for defined terms.
1/1/2003

Appendix 3B
New issue announcement

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

+ See chapter 19 for defined terms.
1/1/2003

Appendix 3B
New issue announcement

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.
1/1/2003

Appendix 3B
New issue announcement

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.
1/1/2003

Appendix 3B
New issue announcement

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•  the date from which they do
•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
1/1/2003

Appendix 3B
New issue announcement

Quotation Agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

5

Sign Here:		Date: 23 October 2007
Company Secretary

Sign Here:	Richard Revelins

www.thecfo.com.au
23 October 2007

+ See chapter 19 for defined terms.
1/1/2003